NextDecade Corporation
1000 Louisiana Street, Suite 3900
Houston, Texas 77002

April 30, 2021

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:        Withdrawal of Acceleration Request for NextDecade Corporation Registration Statement on Form S-3 (File No. 333-254781)

Ladies and Gentlemen:

Reference is made to the letter request of NextDecade Corporation (the “Company”) for acceleration of effectiveness of the above-captioned registration statement submitted to the U.S. Securities and Exchange Commission (the “Commission”) on April 29, 2021, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Acceleration Request”).

The undersigned hereby respectfully requests that the Commission withdraw the Acceleration Request and that it not declare the above-captioned registration statement effective until such time as the Company shall request pursuant to a new request.

Please direct any questions regarding this request to Coleman Wombwell of K&L Gates LLP at (704) 331-7551.

Sincerely,

NextDecade Corporation

By:	/s/ Krysta De Lima
Name: Krysta De Lima
Title: General Counsel